UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. __)*

Jasper Therapeutics, Inc. (f/k/a Amplitude Healthcare Acquisition Corp.)
(Name of Issuer)

Voting common stock, par value $0.0001 per share
(Title of Class of Securities)

471871103
(CUSIP Number)

September 24, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471871103	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS Citadel Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,657,736 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%[1]
12.	TYPE OF REPORTING PERSON IA; OO; HC

[1]

The percentages reported in this Schedule 13G are based upon 37,202,666 shares of voting common stock outstanding comprised of (i) 36,520,288 shares of voting common stock outstanding as of September 24, 2021 (according to the issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 29, 2021) and (ii) 682,378 shares of voting common stock issuable upon the exercise or conversion of warrants and shares of a class of non-voting common stock held by affiliates of the Reporting Persons).  In accordance with the Issuer’s Second Amended and Restated Certificate of Incorporation, in no event shall the holder of shares of class of non-voting common stock be entitled to convert such stock for any number of shares that, upon giving effect to such exercise, would cause the aggregate number of shares of the class of voting common stock owned by the Reporting Persons to exceed 9.9% of the outstanding voting class of shares immediately after giving effect to such conversion.  Except as described in the preceding sentence, all share numbers for the holdings of the reporting persons reported in this Schedule 13G are as of the opening of the market on October 4, 2021.

CUSIP No. 471871103	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS Citadel Advisors Holdings LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,657,736 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP No. 471871103	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS Citadel GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,657,736 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 471871103	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS Citadel Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,328 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON BD; OO

CUSIP No. 471871103	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS CALC IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,328 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON PN; HC

CUSIP No. 471871103	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS Citadel Securities GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,328 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO; HC

CUSIP No. 471871103	13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,683,064 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 471871103	13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer:

Jasper Therapeutics, Inc. (f/k/a Amplitude Healthcare Acquisition Corp.)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2200 Bridge Pkwy Suite #102, Redwood City, CA 94065

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities LLC (“Citadel Securities”), CALC IV LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin (collectively with Citadel Advisors, CAH, CGP, Citadel Securities, CALC4 and CSGP, the “Reporting Persons”) with respect to shares of voting common stock (and other securities exercisable for or convertible into shares of voting common stock) of the above-named issuer owned by Citadel CEMF Investments Ltd., a Cayman Islands company (“CCIL”), Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company (“CM”), and Citadel Securities.

Citadel Advisors is the portfolio manager for CCIL and CM.  CAH is the sole member of Citadel Advisors.  CGP is the general partner of CAH.  CALC4 is the non-member manager of Citadel Securities.  CSGP is the general partner of CALC4.  Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 2(c).	Citizenship:

Each of Citadel Advisors, CGP, Citadel Securities and CSGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Voting common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

471871103

CUSIP No. 471871103	13G	Page 10 of 13 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:

A.	Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC

(a)	Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 3,657,736 shares of voting common stock.

(b)

The number of shares that each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes approximately 9.8% of the voting common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,657,736

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,657,736

CUSIP No. 471871103	13G	Page 11 of 13 Pages

B.	Citadel Securities LLC

(a)	Citadel Securities LLC may be deemed to beneficially own 25,328 shares of voting common stock.

(b)	The number of shares that Citadel Securities LLC may be deemed to beneficially own constitutes less than 0.1% of the voting common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 25,328

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 25,328

C.	CALC IV LP and Citadel Securities GP LLC

(a)	Each of CALC IV LP and Citadel Securities GP LLC may be deemed to beneficially own 25,328 shares of voting common stock.

(b)	The number of shares that each of CALC IV LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes less than 0.1% of the voting common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 25,328

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 25,328

CUSIP No. 471871103	13G	Page 12 of 13 Pages

D.	Kenneth Griffin

(a)	Mr. Griffin may be deemed to beneficially own 3,683,064 shares of voting common stock.

(b)	The number of shares that Mr. Griffin may be deemed to beneficially own constitutes approximately 9.9% of the voting common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,683,064

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,683,064

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Item 2 above

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 471871103	13G	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of October, 2021.

CITADEL SECURITIES LLC		CITADEL ADVISORS LLC

By:	/s/ Guy Miller	By:	/s/ Gregory Johnson
	Guy Miller, Authorized Signatory		Gregory Johnson, Authorized Signatory

CALC IV LP		CITADEL ADVISORS HOLDINGS LP

By:	/s/ Guy Miller	By:	/s/ Gregory Johnson
	Guy Miller, Authorized Signatory		Gregory Johnson, Authorized Signatory

CITADEL SECURITIES GP LLC		CITADEL GP LLC

By:	/s/ Guy Miller	By:	/s/ Gregory Johnson
	Guy Miller, Authorized Signatory		Gregory Johnson, Authorized Signatory

KENNETH GRIFFIN

		By:	/s/ Gregory Johnson
Gregory Johnson, attorney-in-fact*

*

Gregory Johnson is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Jaws Acquisitions Corp. on February 1, 2021.